                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                              (Amendment No. 6)*

                   Under the Securities Exchange Act of 1934

                         FiberNet Telecom Group, Inc.
--------------------------------------------------------------------------------

                               (Name of Issuer)

                   Common Stock (par value $.001 per share)
--------------------------------------------------------------------------------

                        (Title of Class of Securities)

                                   315653105

                                (CUSIP Number)

                            Mr. Timothy P. Bradley
                         Signal Equity Partners, L.P.
                         10 East 53rd Street, 32 Floor
                           New York, New York 10022
                                (212) 872-1180

                     --------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                February 1, 2001
             -------------------------------------------------------
             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  315653105
         -------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Signal Equity Partners, L.P. (formerly Signal Capital Partners, L.P.)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                           [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          6,850,578
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

                          11,465,580*
     OWNED BY      -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          6,850,578
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      18,316,158*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED AMOUNT IN ROW (11)
13
      39.63%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN

       *Includes shares of Common Stock of FiberNet Telecom Group, Inc. (the "Issuer") beneficially owned by LPS Consultants, Inc. ("LPS"), LTJ Group, Inc. ("LTJ") and SMFS, Inc. ("SMFS") subject to an irrevocable proxy ("Proxy") dated as of May 7, 1999 whereby Signal Equity Partners, L.P., Trident Telecom Partners LLC and Concordia Telecom Management, L.L.C. may exercise voting rights related to such shares until the earlier of three years or the occurrence of other events. Signal Equity Partners, L.P. disclaims beneficial ownership of shares owned by LPS, LTJ and SMFS.

CUSIP No.  315653105
         -------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Signal Equity Advisors, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          6,850,578*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

                          11,465,580**
     OWNED BY      -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          6,850,578*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      18,316,158*,**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED AMOUNT IN ROW (11)
13
      39.63%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN


       *Includes shared of Common Stock of the Issuer beneficially owned by Signal Equity Partners L.P., of which Signal Equity Advisors, L.P., is the general partner. Signal Equity Advisors, L.P. is the general partner. Signal Equity Advisors, L.P. disclaims beneficial ownership of the shares owned by Signal Equity Partners, L.P., except to the extent of its pecuniary interest therein.

       **Includes shares of Common Stock of FiberNet Telecom Group, Inc. (the "Issuer") beneficially owned by LPS Consultants, Inc. ("LPS"), LTJ Group, Inc. ("LTJ") and SMFS, Inc. ("SMFS") subject to an irrevocable proxy ("Proxy") dated as of May 7, 1999 whereby Signal Equity Partners, L.P., Trident Telecom Partners LLC and Concordia Telecom Management, L.L.C. may exercise voting rights related to such shares until the earlier of three years or the occurrence of other events. Signal Equity Partners, L.P. disclaims beneficial ownership of shares owned by LPS, LTJ and SMFS.

CUSIP No.  315653105
         -------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Signal Equity Advisors, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          6,850,578*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             11,465,580**
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
    REPORTING        9

                          6,850,578*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      18,316,158*,**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED AMOUNT IN ROW (11)
13
      39.63%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO


      *Includes Shares of Common Stock of the Issuer which may be deemed to be indirectly beneficially owned by Signal Equity Advisors, L.P., of which Signal Equity Advisors, Inc. is the general partner. Signal Equity Advisors, Inc. disclaims beneficial ownership of the shares indirectly beneficially owned by Signal Equity Advisors, L.P., except to the extent of its pecuniary interest therein.

       **Includes shares of Common Stock of FiberNet Telecom Group, Inc. (the "Issuer") beneficially owned by LPS Consultants, Inc. ("LPS"), LTJ Group, Inc. ("LTJ") and SMFS, Inc. ("SMFS") subject to an irrevocable proxy ("Proxy") dated as of May 7, 1999 whereby Signal Equity Partners, L.P., Trident Telecom Partners LLC and Concordia Telecom Management, L.L.C. may exercise voting rights related to such shares until the earlier of three years or the occurrence of other events. Signal Equity Advisors, Inc., L.P. disclaims beneficial ownership of shares owned by LPS, LTJ and SMFS.

CUSIP No. 315653105
-------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION No. OF ABOVE PERSON

      Trident Telecom Partners LLC
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO
------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             11,465,580*
                   -----------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER

      PERSON
                          0
       WITH        -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      11,465,580*
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED AMOUNT IN ROW (11)

      28.63%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
------------------------------------------------------------------------------

      *Includes shares of Common Stock of FiberNet Telecom Group, Inc. (the "Issuer") beneficially owned by LPS Consultants, Inc. ("LPS"), LTJ Group, Inc. ("LTJ") and SMFS, Inc. ("SMFS") subject to an irrevocable proxy ("Proxy") dated as of May 7, 1999 whereby Signal Equity Partners, L.P., Trident Telecom Partners LLC and Concordia Telecom Management, L.L.C. may exercise voting rights related to such shares until the earlier of three years or the occurrence of other events. Trident Telecom Partners LLC disclaims beneficial ownership of shares owned by LPS, LTJ and SMFS.

CUSIP No. 315653105
-------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION No. OF ABOVE PERSON

      Trident Telecom Management LLC
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO
------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          1,068,557
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             11,465,580*
                   -----------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER

      PERSON
                          1,068,557
       WITH        -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      12,534,137*
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED AMOUNT IN ROW (11)

      31.29%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
------------------------------------------------------------------------------

       *Includes shares of Common Stock of FiberNet Telecom Group, Inc. (the "Issuer") beneficially owned by LPS Consultants, Inc. ("LPS"), LTJ Group, Inc. ("LTJ") and SMFS, Inc. ("SMFS") subject to an irrevocable proxy ("Proxy") dated as of May 7, 1999 whereby Signal Equity Partners, L.P., Trident Telecom Partners LLC and Concordia Telecom Management, L.L.C. may exercise voting rights related to such shares until the earlier of three years or the occurrence of other events. Trident Telecom Management LLC is currently the sole member of Trident Telecom Partners LLC. Trident Telecom Management LLC is disclaims beneficial ownership of shares owned by LPS, LTJ and SMFS.

CUSIP No. 315653105
-------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION No. OF ABOVE PERSON

      Needham Management, Inc.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO
------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          1,068,557*
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             11,465,580**
                   -----------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER

      PERSON
                          1,068,557*
       WITH        -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      12,534,137*,**
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED AMOUNT IN ROW (11)

      31.29%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------------------------

       *Includes shares of Common Stock of the Issuer beneficially owned by Trident Telecom Management LLC. Needham Management, Inc. disclaims beneficial ownership of the shares owned by Trident Telecom Management LLC, except to the extent of its pecuniary interest therein.

       **Includes shares of Common Stock of FiberNet Telecom Group, Inc. (the "Issuer") beneficially owned by LPS Consultants, Inc. ("LPS"), LTJ Group, Inc. ("LTJ") and SMFS, Inc. ("SMFS") subject to an irrevocable proxy ("Proxy") dated as of May 7, 1999 whereby Signal Equity Partners, L.P., Trident Telecom Partners LLC and Concordia Telecom Management, L.L.C. may exercise voting rights related to such shares until the earlier of three years or the occurrence of other events. Trident Telecom Management LLC is currently the sole member of Trident Telecom Partners LLC. Trident Telecom Management LLC is disclaims beneficial ownership of shares owned by LPS, LTJ and SMFS.

CUSIP No. 315653105
-------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION No. OF ABOVE PERSON

      Ronald Kuzon
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO
------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          1,068,557*
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             11,465,580**
                   -----------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER

      PERSON
                          1,068,557*
       WITH        -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      12,534,137*,**
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED AMOUNT IN ROW (11)

      31.29%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

      *Includes shares of Common Stock of the Issuer beneficially owned by Trident Telecom Management LLC, the sole member of which is Needham Management, Inc., of which Mr. Kuzon is the president. Ronald Kuzon disclaims beneficial ownership of the shares owned by Trident Telecom Management LLC, except to the extent of his pecuniary interest therein.

       **Includes shares of Common Stock of FiberNet Telecom Group, Inc. (the "Issuer") beneficially owned by LPS Consultants, Inc. ("LPS"), LTJ Group, Inc. ("LTJ") and SMFS, Inc. ("SMFS") subject to an irrevocable proxy ("Proxy") dated as of May 7, 1999 whereby Signal Equity Partners, L.P., Trident Telecom Partners LLC and Concordia Telecom Management, L.L.C. may exercise voting rights related to such shares until the earlier of three years or the occurrence of other events. Ronald Kuzon disclaims beneficial ownership of shares owned by LPS, LTJ and SMFS.

                                 SCHEDULE 13D
CUSIP No. 315653105
-------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON

      Concordia Telecom Management, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)
                                                                   [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,485,754
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             11,465,580*
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON
                          1,485,754
       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      12,951,334*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      31.44%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------
* Includes shares of Common Stock of FiberNet Telecom Group, Inc. (the "Issuer") beneficially owned by LPS Consultants, Inc. ("LPS"), LTJ Group, Inc. ("LTJ") and SMFS, Inc. ("SMFS") subject to an irrevocable proxy ("Proxy") dated as of May 7, 1999 whereby Signal Equity Partners, L.P., Trident Telecom Partners LLC and Concordia Telecom Management, L.L.C. may exercise voting rights related to such shares for the earlier of three years or the occurrence of other events. Concordia Telecom Management LLC disclaims beneficial ownership of shares owned by LPS, LTJ and SMFS.

                                 SCHEDULE 13D
CUSIP No. 315653105
-------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON

      Michael S. Liss
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)
                                                                    [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,550,754*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             11,465,580**
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON
                          2,550,754*
       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      14,016,334*,**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      33.16%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------
* Includes shares of Common Stock of the Issuer beneficially owned by Concordia Telecom Management, L.L.C., of which Michael S. Liss is the sole member. Michael
S. Liss disclaims beneficial ownership of the shares owned by Concordia Telecom Management, L.L.C., except to the extent of his pocuniary interest therein. This also includes 1,065,000 shares of the Issuer which may be acquired through the exercise of stock options and warrants which are currently exercisable.

** Includes shares of Common Stock of FiberNet Telecom Group, Inc. (the "Issuer") beneficially owned by LPS Consultants, Inc. ("LPS"), LTJ Group, Inc. ("LTJ") and SMFS, Inc. ("SMFS") subject to an irrevocable proxy ("Proxy") dated as of May 7, 1999 whereby Signal Equity Partners, L.P., Trident Telecom Partners LLC and Concordia Telecom Management, L.L.C. may exercise voting rights related to such shares until the earlier of three years or the occurrence of other events. Michael S. Liss disclaims beneficial ownership of shares owned by LPS, LTJ and SMFS.

                                 SCHEDULE 13D
CUSIP No. 315653105
-------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON

      Timothy P. Bradley
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)
                                                                    [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          6,883,911*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             11,465,580**
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON
                          6,883,911*
       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      18,349,491*,**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      39.67%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------
* Includes warrants to purchase 33,333 shares of Common Stock of the Issuer beneficially owned by Signal Equity Management Corp, and 6,850,578 beneficially owned by Signal Equity Partners, L.P. Signal Equity Partners, L.P. and Signal Equity Management Corp. are controlled by Timothy P. Bradley, who by virtue of his position in Signal Equity Advisors, L.P., Signal Equity Advisors, Inc. and Signal Equity Management Corp., may be deemed to be the beneficial owner of the shares held by them. Timothy P. Bradley disclaims beneficial ownership of the shares beneficially owned by Signal Equity Partners, L.P. and Signal Equity Management Corp. except to the extent of his pecuniary interest therein.

** Includes shares of Common Stock of FiberNet Telecom Group, Inc. (the "Issuer") beneficially owned by LPS Consultants, Inc. ("LPS"), LTJ Group, Inc. ("LTJ") and SMFS, Inc. ("SMFS") subject to an irrevocable proxy ("Proxy") dated as of May 7, 1999 whereby Signal Equity Partners, L.P., Trident Telecom Partners LLC and Concordia Telecom Management, L.L.C may exercise voting rights related to such shares until the earlier of three years or the occurrence of other events. Timothy P. Bradley disclaims beneficial ownership of shares owned by LPS, LTJ and SMFS.

CUSIP NO. 315653105
          ---------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Alfred J. Puchala, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          6,883,911*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             11,465,580**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          6,883,911*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      18,349,491*,**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED AMOUNT IN ROW (11)
13
      39.67%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

      * Includes warrants to purchase 33,333 shares of Common Stock of the Issuer beneficially owned by Signal Equity Management Corp, and 6,850,578 beneficially owned by Signal Equity Partners, L.P. Signal Equity Advisors, L.P., Signal Equity Advisors, Inc. and Signal Equity Management Corp. are controlled by Alfred J. Puchala, Jr., who by virtue of his position and interests therein may be deemed to be the beneficial owner of the shares held by them. Alfred J. Puchala, Jr. disclaims beneficial ownership of the shares beneficially owned by Signal Equity Partners, L.P. and Signal Equity Management Corp. except to the extent of his pecuniary interest therein.

**Includes shares of Common Stock of FiberNet Telecom Group, Inc. (the "Issuer") beneficially owned by LPS Consultants, Inc. ("LPS"), LTJ Group, Inc. ("LTJ") and SMFS, Inc. ("SMFS") subject to an irrevocable proxy ("Proxy") dated as of May 7, 1999 whereby Signal Equity Partners, L.P., Trident Telecom Partners LLC and Concordia Telecom Management, L.L.C. may exercise voting rights related to such shares until the earlier of three years or the occurrence of other events. Alfred J. Puchala, Jr. disclaims beneficial ownership of shares owned by LPS, LTJ and SMFS.

                                 Amendment No. 6
                                       to
                            Statement on Schedule 13D
                                    under the
                   Securities Exchange Act of 1934, as amended

         This Amendment No. 6 amends the Statement on Schedule 13D (the "Schedule 13D") filed on May 17, 1999, as amended, by and on behalf of Signal Equity Partners, L.P. (formerly Signal Capital Partners, L.P.) ("Signal"), Signal Equity Advisors, Inc., Signal Equity Advisors, L.P., Timothy P. Bradley, Alfred J. Puchala, Jr., Trident Telecom Partners LLC ("Trident"), Trident Telecom Management LLC ("Trident Management"), Needham Management, Inc. ("Needham"), Ronald Kuzon, Concordia Telecom Management, L.L.C. ("Concordia") and Michael S. Liss with respect to their ownership of Common Stock, par value $.001 per share, of FiberNet Telecom Group, Inc. (the "Issuer") Capitalized terms used and not defined herein have the meanings ascribed thereto in the
Schedule 13D.

Item 4.  Purpose of Transaction.
         ----------------------

         The following paragraphs are hereby added after the last paragraph of
Item 4 to the Schedule 13D:

         On March 1, 2000, Trident transferred an aggregate of 209,220 shares of Common Stock and warrants to purchase common stock, to Pacific Alliance, Ltd., Emral Holdings, and Bruno Guazonni, in connection with a settlement agreement (the "Settlement Transaction").

         On May 1, 2000, Trident transferred an aggregate of 4,097,696 shares of Common Stock and warrants to purchase common stock, to its members, in exchange for a redemption of their membership interests. Trident also transferred an aggregate of 23,523 shares of Common Stock, and warrants to purchase 549,440 shares of Common Stock, to Trident Management, its managing member (the "May Transaction").

         On December 8, 2000, Trident Management exercised warrants to purchase 896,439 pursuant to the cashless exercise provisions contained in the warrants, and received 832,614 shares of Common Stock.

         On February 1, 2001, Signal purchased 685,710 shares of Common Stock of the Issuer at a purchase price of $4.375 per share pursuant to the Company's Registration Statement on Form S-3 (No. 333-43788) (the "February Purchase"). In connection with Signal's acquisition of shares of Common Stock, Signal received three-year warrants to purchase 137,142 shares of Common Stock at a purchase price of $6.56 per share.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         The following paragraphs are hereby added after the last paragraph of
Item 5 of the Schedule 13D:

         Taking into account the February Purchase, the Settlement Transaction and the May Transaction, the Reporting Persons as a group beneficially own, directly and indirectly, an aggregate of 21,968,802 Total Shares of Common Stock, or approximately 45.33% of the Issuer's Common Stock, assuming conversion of the Securities and other warrants and options beneficially owned by the Reporting Persons, which includes shares of Common Stock that are beneficially owned by the Reporting Persons by virtue of a proxy granted to Signal, Trident and Concordia as part of the Transaction and more fully described in Item 6 of the Schedule 13D. The Reporting Persons as a group share the power to vote or direct the voting of and to dispose or direct the disposition of 11,465,580 shares beneficially owned by LPS, SMFS and LTJ subject to the Proxy more fully described in Item 6. Although the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, each Reporting Person disclaims beneficial ownership of shares beneficially owned by LPS, LTJ and SMFS subject to the Proxy.

         Taking into account the February Purchase, Signal Equity Advisors, Inc., as general partner of Signal Equity Advisors, L.P., and Signal Equity Advisors, L.P., as general partner of Signal, may be deemed to share the beneficial ownership of 18,316,158 shares, which includes shares subject to the Proxy. Mr. Bradley in his position in Signal Equity Advisors, L.P., Signal Equity Advisors, Inc. and Signal Equity Management, Corp., and Mr. Puchala, in his positions in Signal Equity Advisors, L.P. and Signal Equity Advisors, Inc., and by virtue of his ownership interests in Signal Equity Advisors, Inc. and Signal Equity Management, Corp., as listed in Item 2 above, may also be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of 18,349,491 shares, which includes shares subject to the Proxy and the shares owned by Signal Equity Management, Corp. All such entities and individuals hereby disclaim beneficial ownership of shares beneficially owned by Trident Management, Concordia, LPS, SMFS and LTJ. Timothy P. Bradley, Alfred J. Puchala, Jr., Signal Equity Advisors, Inc., and Signal Equity Advisors, L.P. hereby disclaim beneficial ownership of 6,850,578 shares beneficially and directly owned by Signal, and 33,333 shares beneficially and directly owned by Signal Equity Management, Corp., except to the extent of any such person's pecuniary interest therein.

         Trident Management, as the managing member of Trident, and Needham, as the managing member of Trident Management, may be deemed to share the beneficial ownership of 11,465,580 shares subject to the Proxy, in addition to the 1,068,557 shares beneficially and directly owned by Trident Management. Mr. Kuzon, in his position in Needham as listed in Item 2 above, may also be deemed to share the power to vote or direct the voting of 12,534,137 shares, which includes shares subject to the Proxy. All such entities and individuals hereby disclaim beneficial ownership of shares beneficially owned by Signal, Concordia, LPS, SMFS and LTJ. Mr. Kuzon hereby disclaims beneficial ownership of 1,068,557 beneficially owned by Needham and Trident Management except to the extent of his pecuniary interest therein.

         Michael S. Liss, as the sole member of Concordia, may be deemed to share the beneficial ownership of 12,951,334 shares of the Issuer, which includes shares subject to the Proxy, in addition to the 1,065,000 shares beneficially and directly owned by him. Michael S. Liss disclaims beneficial ownership of shares beneficially owned by Concordia, except to the extent of his pecuniary interest therein, and Mr. Liss and Concordia hereby disclaim beneficial ownership of shares beneficially owned, directly or indirectly, by Signal, Trident, LPS, SMFS and LTJ.

Item 7.  Material to be filed as Exhibits.
         --------------------------------

         Exhibit W       Joint filing Agreement

         Exhibit X Common Stock and Warrant Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K, filed February 5,
                         2001).

         Exhibit Y       Form of Warrant (incorporated by reference to Exhibit
                         4.1 of the Issuer's Current Report on Form 8-K, filed on February 5, 2001).

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.

Dated:  February 28, 2001


                              SIGNAL EQUITY PARTNERS, L.P.


                              By:  Signal Equity Advisors, L.P.
                              Its: General Partner

                              By:  Signal Equity Advisors, Inc.
                              Its: General Partner

                              By:  /s/ Timothy P. Bradley
                                 -------------------------------
                                 Name:  Timothy P. Bradley
                                 Title: President


                              SIGNAL EQUITY ADVISORS, L.P.


                              By:  Signal Equity Advisors, Inc.
                              Its: General Partner

                              By:  /s/ Timothy P. Bradley
                                 -------------------------------
                                 Name:  Timothy P. Bradley
                                 Title:


                              SIGNAL EQUITY ADVISORS, INC.


                              By:  /s/ Timothy P. Bradley
                                 -------------------------------
                                 Name:  Timothy P. Bradley
                                 Title:


                              TRIDENT TELECOM PARTNERS LLC


                              By:  Trident Telecom Management, L.L.C.
                              Its: Managing Member

                              By:  Needham Management, Inc.
                              Its: Managing Member

                              By:  /s/ Ronald W. Kuzon
                                 -------------------------------
                                 Name:  Ronald W. Kuzon
                                 Title: President

                              TRIDENT TELECOM MANAGEMENT, L.L.C.


                              By:  Needham Management, Inc.
                              Its: Managing Member

                              By: /s/ Ronald W. Kuzon
                                 -------------------------------------
                                 Name:  Ronald W. Kuzon
                                 Title: President

                              NEEDHAM MANAGEMENT, INC.


                              By: /s/ Ronald W. Kuzon
                                 -------------------------------------
                                 Name:  Ronald W. Kuzon
                                 Title: President

                              CONCORDIA TELECOM MANAGEMENT, L.L.C.


                              By: /s/ Michael S. Liss
                                 -------------------------------------
                                 Name:  Michael S. Liss
                                 Sole Member

                              /s/ Michael S. Liss
                              ----------------------------------------
                              Michael S. Liss

                              /s/ Timothy P. Bradley
                              ----------------------------------------
                              Timothy P. Bradley

                              /s/ Alfred J. Puchala, Jr.
                              ----------------------------------------
                              Alfred J. Puchala, Jr.


                              /s/ Ronald Kuzon
                              ----------------------------------------
                              Ronald Kuzon

EXHIBIT INDEX

Exhibit No.         Description

W                   Joint Filing Agreement.

X Common Stock and Warrant Purchase Agreement. (incorporated by reference to Exhibit 10.1 of the Issuers's Current Report on Form 8-K, filed on February 5, 2001).

Y                   Form of Warrant Agreement. (incorporated by reference to
                    Exhibit 4.1 of the Issuer's Current Report on Form 8-K, filed on February 5, 2001).